UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                          Latin American Casinos, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.00067 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    5127W103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Mr. David Matteson
                       Augustine Capital Management, LLC
                                 141 W. Jackson
                                   Suite 2182
                               Chicago, IL 60604
                                 (312) 427-5461
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            Augustine Fund, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Illinois
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      0 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,121,234 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            42.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            Augustine Capital Management, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      0 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,121,234 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            42.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            John T. Porter
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      2,761,949 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        2,761,949 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,121,234 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            42.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            Brian D. Porter
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      285,714 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      2,761,949 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       285,714 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        2,761,949 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,121,234 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            42.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            Thomas Duszynski
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      2,761,949 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        2,761,949 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,121,234 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            42.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            David R. Asplund
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      2,761,949 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        2,761,949 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,121,234 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            42.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            Devenshire Management Corporation
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Nevada
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      0 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,475,117 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            Todd Sanders
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      1,475,117 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      0 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       1,475,117 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,475,117 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            William C. Bossung
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      1,589,403 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      0 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       1, 589, 403 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,589,403 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            30.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            Alliance Financial Network, Inc.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Nevada
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      0 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,589,403 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            30.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 5127W103
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            David M. Matteson
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      73,571 shares
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      2,761,949 shares
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       73,571 shares
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        2,761,949 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,121,234 shares
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            42.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

         This is Amendment No. 1 to the Schedule 13D (the "Original 13D") filed jointly by Augustine Capital Management, LLC ("Augustine Capital"), Augustine Fund, LP ("Augustine Fund"), John T. Porter, Brian D. Porter, Thomas Duszynski, David R. Asplund and (as of this Amendment No. 1) David M. Matteson, with respect to the shares of Common Stock beneficially owned by the foregoing entities (collectively, the "Augustine Entities"); Devenshire Management Corporation ("Devenshire Management") and Todd Sanders (collectively, the "Devenshire Entities"), with respect to the shares of Common Stock beneficially owned by the Devenshire Entities; and William C. Bossung (and, as of this Amendment No. 1, Alliance Financial Network Inc. ("Alliance") (collectively, the "Alliance Entities")) with respect to the shares of Common Stock beneficially owned by the Alliance Entities. The following items in the Original 13D are amended to read in their entirety as follows:

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $.00067 per share ("Common Stock"), of Latin American Casinos, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2000 NE 164th Street, North Miami Beach, Florida 33162. The joint filing agreement of the persons filing this Schedule 13D is attached as Exhibit 1.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) This statement is filed by the Augustine Entities with respect to the shares of Common Stock beneficially owned by the Augustine Entities, all of which Common Stock is held in the name of Augustine Fund. Augustine Capital is the general partner of Augustine Fund. The controlling members, directors and officers of Augustine Capital are John T. Porter, Brian D. Porter, Thomas Duszynski, David R. Asplund and David M. Matteson. The business address of each of the Augustine Entities is 141 W. Jackson, Suite 2182, Chicago, IL 60604. The principal employment of John T. Porter, Brian D. Porter and Thomas Duszynski is investing in securities, conducted through Augustine Capital and Augustine Fund. The principal employment of David R. Asplund is trading securities. The principal employment of David M. Matteson is as an officer of certain of the Augustine Entities. Augustine Capital is a Delaware limited liability company and Augustine Fund is an Illinois limited partnership.

         This statement is filed by the Devenshire Entities with respect to the shares of Common Stock beneficially owned by the Devenshire Entities, all of which Common Stock is held in the name of Devenshire Management. The business address of each of the Devenshire Entities is 19800 MacArthur Boulevard, Suite 580, Irvine, California 92612. Mr. Sanders is self-employed as a consultant.

         This statement is filed by the Alliance Entities with respect to the shares of Common Stock beneficially owned by the Alliance Entities. The business address of each of the Alliance Entities is 9800 Camden Hills Avenue, Las Vegas, Nevada 89145. Mr. Bossung is self-employed as a consultant.

         (d) During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, no Reporting Person (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) All of the individuals who are Reporting Persons are citizens of the United States.

              Collectively the foregoing entities are the "Reporting Persons." As a result of the acquisition of the securities set forth on this Schedule 13D, the Reporting Persons may be deemed to have formed a "group" with each other. Each of the Reporting Persons expressly declares that the filing of this
Schedule 13D shall not be construed as an admission by any of them that it has formed any such group.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds expended to date by Augustine Fund to acquire the 804, 806 shares of Common Stock it currently holds in its name and the Issuer's 6% Convertible Debentures it owns is $1,736,056. Such funds were provided from Augustine Fund's available capital. The amount of funds expended to date by Brian D. Porter to acquire the Issuer's 6% Convertible Debentures he owns is $500,000. Such funds were provided from Mr. Porter's available capital. The amount of funds expended to date by David M. Matteson to acquire the Issuer's 6% Convertible Debentures he owns is $50,000. Such funds were provided from Mr. Matteson's available capital.

         The amount of funds expended to date by Devenshire Management to acquire the 514,403 shares of Common Stock, the 125,000 publicly traded warrants of the Issuer, the $150,000 of the Issuer's 6% Convertible Debentures and the additional warrants to purchase 750,000 shares of Common Stock it currently holds in its name (except for 20,000 of these warrants which are in the name of The Zachary Todd Sanders Trust, Zachary Todd Sanders is the son of Todd Sanders) is $676,388. Such funds were provided from Devenshire Management's available capital.

         The amount of funds expended to date by the Alliance Entities to acquire the 414,403 shares of Common Stock, the 125,000 publicly traded warrants of the Issuer and the $350,000 of the Issuer's 6% Convertible Debentures Mr. Bossung currently holds in his name, and the 100,000 shares of Common Stock and the warrants to purchase 750,000 shares of Common Stock Alliance holds in its name, is $876,388. Such funds were provided from Mr. Bossung's and Alliance's available capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the shares of Common Stock beneficially owned by the Reporting Persons with the intent to exercise control of the Issuer. Mr. Sanders has recently been appointed to the Issuer's Board of Directors and elected chief executive officer of the Issuer and Mr. Bossung has recently been appointed to the Issuer's Board of Directors and elected chief operating officer of the Issuer. Although Mr. Sanders, Mr. Bossung and the Augustine Entities have no formal arrangements with respect to control of the Issuer, at the present time Mr. Sanders and Mr. Bossung, as well as the Augustine Entities in their capacity as stockholder, contemplate working together to implement policies that they believe are in the best interests of the Issuer and its stockholders. Mr. Sanders, Mr. Bossung and the Augustine Entities intend to work together to formulate an ongoing business model with respect to the Issuer. Such policies may include sale of all or substantially all of the Issuer's assets, merger with another entity, or similar transactions. As a result, Mr. Sanders, Mr. Bossung and the Augustine Entities are currently contemplating various material changes in the business of the Issuer; however, no specific plans have been finalized for any specific such change.

         Each Reporting Person may make further purchases of shares of Common Stock. Reporting Persons may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,296,600, reported as the number of outstanding shares as of November 14, 2000, on a Form 10-Q for the period ended September 30, 2000, plus certain additional issuances known to the Reporting Persons to have occurred since that time. All purchases and sales of Common Stock reported herein were made in private transactions.

         Each of the Augustine Entities disclaims beneficial ownership of shares of Common Stock held by the Devenshire Entities or the Alliance Entities. Each of the Devenshire Entities disclaims beneficial ownership of shares of Common Stock held by the Augustine Entities or the Alliance Entities. Each of the Alliance Entities disclaims beneficial ownership of shares of Common Stock held by the Augustine Entities or the Devenshire Entities.

(A)      Augustine Capital

         (a)-(b)  See cover page.

(c) Augustine Capital has effected no transactions in the Common Stock (other than through Augustine Fund).

(d) Decisions regarding the Common Stock with respect to Augustine Capital, the general partner of Augustine Fund, are made by the controlling members, directors and officers of Augustine Capital, all of whom are John T. Porter, Brian D. Porter, Thomas Duszynski, David R. Asplund and David M. Matteson.

(e)      N/A.

(B)      Augustine Fund

         (a)-(b)  See cover page.

         (c) On December 7, 2000, Augustine Fund exercised an option to acquire 325,000 shares of Common Stock at $1.25 per share from a third party; such shares were issued by the Issuer to the third party and re-sold to Augustine Fund. On December 14, 2000, Augustine Fund purchased $800,000 of the Issuer's 6% Convertible Debentures, due June 13, 2001, convertible into common stock at $1.75 per share.

         (d) Decisions regarding the Common Stock with respect to Augustine Fund, the general partner of which is Augustine Capital, are made by the controlling members, directors and officers of Augustine Capital, all of whom are John T. Porter, Brian D. Porter, Thomas Duszynski, David R. Asplund and David M. Matteson.

         (e)      N/A.

 (C)     John T. Porter

         (a)-(b)  See cover page.

         (c) John T. Porter has effected no transactions in the Common Stock (other than through Augustine Fund).

         (d)      N/A.

         (e)      N/A.

 (D)     Brian D. Porter

         (a)-(b)  See cover page.

         (c) On December 14, 2000, Brian D. Porter purchased $500,000 of the Issuer's 6% Convertible Debentures, due June 13, 2001, convertible into common stock at $1.75 per share.

         (d)      N/A.

         (e)      N/A.

(E)      Thomas Duszynski

         (a)-(b)  See cover page.

         (c) Thomas Duszynski has effected no transactions in the Common Stock (other than through Augustine Fund).

         (d)      N/A.

         (e)      N/A.

(F)      David R. Asplund

         (a)-(b)  See cover page.

         (c) David R. Asplund has effected no transactions in the Common Stock (other than through Augustine Fund).

         (d)      N/A.

         (e)      N/A.

(G)      Devenshire Management

         (a)-(b)  See cover page.

         (c) On December 7, 2000, Devenshire Management exercised an option to acquire 162,500 shares of Common Stock at $1.25 per share from a third party; such shares were issued by the Issuer to the third party and re-sold to Devenshire Management. On or about December 12, 2000, Devenshire Management (on behalf of Todd Sanders) received from the Issuer, as consideration for Mr. Sanders's employment with the Issuer, 100,000 shares of Common Stock and additional warrants to purchase 750,000 shares of Common Stock at $1.75 per share (20,000 of these warrants which are in the name of The Zachary Todd Sanders Trust, Zachary Todd Sanders is the son of Todd Sanders). A copy of that warrant agreement is attached as Exhibit 2. On

                  December 14, 2000, Devenshire Management purchased $150,000 of the Issuer's 6% Convertible Debentures, due June 13, 2001, convertible into common stock at $1.75 per share. A copy of such debenture is attached as Exhibit 3.

         (d) Decisions regarding the Common Stock held in the name of Devenshire Management are made exclusively by Todd Sanders, the President of Devenshire Management.

         (e)      N/A.

(H)      Todd Sanders

         (a)-(b)  See cover page.

         (c) Todd Sanders has effected no transactions in the Common Stock (other than through Devenshire Management).

         (d)      N/A.

         (e)      N/A.

(I)      William C. Bossung

         (a)-(b)  See cover page.

         (c) On December 7, 2000, Mr. Bossung exercised an option to acquire 162,500 shares of Common Stock at $1.25 per share from a third party; such shares were issued by the Issuer to the third party and re-sold to Mr. Bossung. On or about November 22, 2000, Mr. Bossung received from the Issuer, as consideration for Mr. Bossung's employment with the Issuer, 100,000 shares of Common Stock. On or about December 12, 2000, Mr. Bossung received from the Issuer, as consideration for Mr. Bossung's employment with the Issuer, warrants to purchase 750,000 shares of Common Stock at $1.75 per share. A copy of that warrant agreement is attached as Exhibit 2. Both of those issuances were issued in the name of Alliance. On December 14, 2000, Mr. Bossung purchased $350,000 of the Issuer's 6% Convertible Debentures, due June 13, 2001, convertible into common stock at $1.75 per share. A copy of such debenture is attached as Exhibit 3.

         (d)      N/A.

         (e)      N/A.

(J)      Alliance Financial Network, Inc.

         (a)-(b)  See cover page.

         (c) Alliance has effected no transactions in the Common Stock (other than through Mr. Bossung).

         (d) Decisions by Alliance are made exclusively by William Bossung, the President of Alliance.

         (e)      N/A.

(K)      David M. Matteson

         (a)-(b)  See cover page.

         (c) On or about December 12, 2000, David M. Matteson received from the Issuer, as consideration for services rendered, warrants to purchase 45,000 shares of Common Stock at $1.75 per share. A copy of that warrant agreement is attached as Exhibit 2. On December 14, 2000, Mr. Matteson purchased $50,000 of the Issuer's 6% Convertible Debentures, due June 13, 2001, convertible into common stock at $1.75 per share. A copy of such debenture is attached as Exhibit 3.

         (d)      N/A.

         (e)      N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Delano Group Securities LLC, a Delaware limited liability company which is owned by certain of the Augustine Entities, has entered into an agreement with the Issuer to provide placement and investment banking services to the Issuer, pursuant to which it received warrants to purchase 1.5 million shares of Common Stock at $1.75 per share. A copy of that warrant agreement is attached as
Exhibit 2. Certain principals of Augustine Entities may be deemed to beneficially own Common Stock issuable upon exercise of such warrant and such shares are included in the amounts of Common Stock beneficially owned by the Augustine Entities set forth on the cover pages to this Schedule 13D. Other than that Agreement, the Joint Filing Agreement filed as Exhibit 1 to this filing and as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         NO.      DESCRIPTION
         ---      -----------
          1       Joint Filing Agreement.

          2 Form of Warrant Agreements entered into between the Issuer and each of Devenshire Management, Alliance, David M. Matteson and Delano Group Securities LLC.

          3       Copy of the Issuer's 6% Convertible Debentures, due June 13,
                  2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 12, 2001

                                        AUGUSTINE FUND, L.P.

                                        By: AUGUSTINE CAPITAL MANAGEMENT, LLC
                                            General Partner

                                        By: /s/ JOHN T. PORTER
                                            --------------------------------
                                            John T. Porter, President


                                            AUGUSTINE CAPITAL MANAGEMENT, LLC

                                        By: /s/ JOHN T. PORTER
                                            --------------------------------
                                            John T. Porter, President


                                            DEVENSHIRE MANAGEMENT CORPORATION

                                        By: /s/ TODD SANDERS
                                            --------------------------------
                                            Todd Sanders, President


                                            ALLIANCE FINANCIAL NETWORK, INC.

                                        By: /s/ WILLIAM BOSSUNG
                                            --------------------------------
                                            William Bossung, President


By: /s/ JOHN T. PORTER
    ----------------------------
    John T. Porter

By: /s/ BRIAN D. PORTER
    ----------------------------
    Brian D. Porter

By: /s/ THOMAS DUSZYNSKI
    ----------------------------
    Thomas Duszynski

By: /s/ DAVID R. ASPLUND
    ----------------------------
    David R. Asplund

By: /s/ TODD SANDERS
    ----------------------------
    Todd Sanders

By: /s/ WILLIAM C. BOSSUNG
    ----------------------------
    William C. Bossung

By: /s/ DAVID M. MATTESON
    ----------------------------
    David M. Matteson